Filed Pursuant to Rule 424(b)(3)

 Registration No. 333-278793

PROSPECTUS  SUPPLEMENT NO. 9

(to prospectus dated April 26, 2024)

MultiSensor AI Holdings, Inc.

___________________________________________

This prospectus supplement updates, amends and supplements the prospectus dated April 26, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-278793).

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on November 27, 2024, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

___________________________________________

We are an “emerging growth company” and “smaller reporting company” for purposes of federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See the section entitled “Risk Factors” beginning on page 5 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the SEC nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

___________________________________________

The date of this prospectus supplement is November 27, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 26, 2024

MultiSensor AI Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-40916 (Commission File Number)	86-3938682 (I.R.S. Employer Identification No.)

2105 West Cardinal Drive

Beaumont, Texas 77705

(Address of principal executive offices) (Zip Code)

(866) 861-0788

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	MSAI	The Nasdaq Capital Market
Warrants to purchase common stock	MSAIW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 26, 2024, Stuart V Flavin, III, a member of the Board of Directors (the “Board”) of MultiSensor AI Holdings, Inc. (the “Company”), was appointed as the Company’s Interim Chief Executive Officer, effective as of November 26, 2024 (the “Effective Date”), succeeding Gary Strahan, who resigned as the Company’s Chief Executive Officer, effective as of the Effective Date (the “Executive Transition”). In connection with his appointment, Mr. Flavin will serve as the Company’s principal executive officer, effective as of the Effective Date. Mr. Strahan will continue to provide services to the Company as described below.

Mr. Flavin, age 57, has served as a director of MSAI since 2023. Mr. Flavin served as the Chief Operating Officer of Healthier Cleaning Innovations from March 2016 to July 2022. Additionally, Mr. Flavin served as the Chief Executive Officer from April 2018 to August 2019 and served as the Chief Operating Officer from January 2015 to March 2018 of N12 Technologies, Inc. Previously, Mr. Flavin served as the VP of Innovation for P&G’s Global Shave Care business from July 2009 to October 2012, where he focused on innovation strategy, product/technical roadmap planning, and program execution. Previously, Mr. Flavin was the VP of Global Operations for the Blades and Razors Business from January 2006 to June 2009. Prior to this, Mr. Flavin was a Partner at McKinsey & Company where he focused on operational excellence across many industrial companies and co-led the Operations Practice. Mr. Flavin served as a director of Healthier Cleaning Innovations from June 2014 to June 2015 and N12 Technologies, Inc. from October 2012 to August 2019. Mr. Flavin received a B.S. in Chemical Engineering from the University of Rochester, where he graduated magna cum laude, as well as an M.B.A from Harvard Business School.

Mr. Flavin was not appointed as Interim Chief Executive Officer of the Company pursuant to any arrangement or understanding between him and any other person. There are no family relationships between Mr. Flavin and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer. In addition, Mr. Flavin is not a party to any related party transaction reportable under Item 404(a) of Regulation S-K.

The Company expects Mr. Flavin to enter into the Company’s standard indemnification agreement for officers.

Gary Strahan Consulting Agreement

In connection with his resignation as Chief Executive Officer, Mr. Strahan and the Company have entered into a consulting agreement (the “Consulting Agreement”), effective as of the Effective Date, pursuant to which Mr. Strahan will provide consulting services until one year after the Effective Date unless earlier terminated. During the period of the Consulting Agreement, Mr. Strahan will act as an independent contractor to assist with services related to training for the Company’s Infrared Thermography systems, promote sales of Company devices, software, and assist with vendors and customers. In consideration of these services, the Company will pay a fee equal to $175,000 per annum, paid in equal installments every two weeks in arrears. Mr. Strahan will also receive ownership of his current Company-owned vehicle. As an independent contractor, Mr. Strahan will be responsible for all of his taxes for the compensation under the Consulting Agreement and is not eligible for benefits available to Company employees.

The foregoing description of the Consulting Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Consulting Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Consulting Agreement, dated November 26, 2024 by and between Gary Strahan and MultiSensor AI Holdings, Inc.

104	Cover Page Interactive Data File (formatted as Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MULTISENSOR AI HOLDINGS, INC.

Date: November 27, 2024	By:	/s/ Steven Winch
Steven Winch
President

Exhibit 10.1

CONSULTING AGREEMENT

This Consulting Agreement (“Agreement”) is entered into among MSAI Operating, Inc., a Delaware corporation (the “Company”), Infrared Cameras, Inc., a Texas Corporation and wholly owned subsidiary of the Company (“ICI”) and Gary Strahan (“Strahan”), and together with the Company and ICI, the “Parties”), and sets out the general terms of Strahan’s consulting services and compensation.

1.            Term. This Agreement is effective as of the date it is fully executed by all Parties (the “Effective Date”) and shall continue for one year thereafter unless earlier terminated by any Party. Any Party may terminate this Agreement at any time for any reason upon written notice, at which time the Compensation will cease.

2.            Services. Strahan will provide services related to training for the Company’s Infrared Thermography systems, promote sales of company devices, software, and assist with vendors and customers. The Parties may agree to expand the scope of services. In connection with the services to be provided pursuant to this Agreement, the Company shall provide any information reasonably necessary for the performance of the Services.

3.            Compensation. In consideration of the Services to be rendered by Strahan hereunder, the Company shall pay to Strahan a fee (the “Consulting Fee”) equal to $175,000 per annum, paid in equal installments every two weeks in arrears. Strahan shall also receive ownership of his current Company-owned vehicle and this vehicle will become Strahan’s personal property immediately upon Effective Date. Strahan will not be required to purchase the vehicle for value but will individually be responsible for reporting and remittance of all incidental taxes, title transfer and licensing fees, maintenance and insurance. Strahan will formally transfer title of the vehicle within 1 week of Effective Date. As an independent contractor, Strahan shall be responsible for all of his taxes for the Compensation and understands that he shall not be eligible for benefits available to Company employees.

4.            Independent Contractor.

(a)           Nothing herein contained shall be construed to constitute the parties hereto as partners or as joint venturers, or either as agent of the other, or as employer and employee. Strahan’s relationship to the Company during the Agreement shall only be that of an independent contractor and Strahan shall perform all Services pursuant to this Agreement as an independent contractor. Strahan shall not provide any services under the Company’s business name and shall not present himself as an employee of the Company.

(b)           Subject only to such specific limitations as are contained in this Agreement, the manner, means, details or methods by which Strahan performs Strahan’s obligations under this Agreement shall be solely within the discretion of Strahan. The Company shall not have the authority to, nor shall it, supervise, direct or control the manner, means, details or methods utilized by Strahan to perform Strahan’s obligations under this Agreement and nothing in this Agreement shall be construed to grant the Company any such authority.

(c)           Subject to the other provisions of this paragraph 4, Strahan’s primary point of contact with the Company will be Peter Baird.

5.            Business Expenses. The Company will promptly reimburse Strahan for all reasonable and necessary expenses incurred in the performance of his Services under this Agreement upon receipt of monthly expense reports with supporting documentation substantiating such expenses, in accordance with the Company’s expense reimbursement policy in effect from time to time.

6.            Nondisclosure and Protection of Proprietary Information.

(a)           Strahan may be given access to the Company's Proprietary and Trade Secret Information, as defined below, as necessary for his consulting services. Both during the term of this Agreement with the Company and at all times after such term ends, Strahan covenants to hold in the strictest confidence and not use or disclose to any person, firm, corporation or other entity any of the Company’s Proprietary and Trade Secret Information, except as such disclosure may be required (i) in connection with Strahan’s work for the Company or (ii) as expressly authorized by Company policies in effect from time to time. Strahan understands that this non-disclosure obligation continues indefinitely after the termination of this Agreement.

(b)           For the purposes of this Agreement, the term “Proprietary and Trade Secret Information” shall mean any and all Company confidential and/or proprietary knowledge, data or information of the Company, its affiliates, parents and subsidiaries, whether having existed, now existing, or to be developed during the Consulting Period, including, but not limited to: (i) information regarding new products, marketing and selling, business plans, budgets and unpublished financial statements, prices and costs, margins, discounts, credit terms, pricing and billing policies, quoting procedures, methods of obtaining business, contracts, forecasts, future plans and potential strategies, financial projections and business strategies, operational plans, financing and capital-raising plans, activities and agreements, internal services and operational manuals, methods of conducting Company business, suppliers and supplier information, and purchasing; (ii) information regarding clients and potential clients of the Company; (iii) information regarding any of the Company’s business partners and their services, including names, representatives, proposals, bids, contracts and their contents and parties, the type and quantity of products and services received by the Company, and other non-public information relating to business partners; (iv) information regarding personnel, employee lists, compensation, and employee skills; and (v) any other non-public information which a competitor of the Company could use to the competitive disadvantage of the Company. The term “Proprietary and Trade Secret Information” shall not include information that Strahan acquired from a third party without a duty of confidentiality or that is or becomes readily ascertainable to the public, in each case through lawful means and through no breach of this Agreement or any other agreement.

7.            Non-Solicitation and Non-Disparagement. In order to protect the Confidential Information and trade secrets of the Company, while this Agreement is in effect and for a period of twelve (12) months following termination of this Agreement for any reason, Strahan covenants not to:

(a)           solicit or attempt to hire, influence, or otherwise direct any employee, consultant, contractor, or other service provider of the Company or its affiliates to leave or reduce their employment or engagement; or

(b)           persuade or attempt to persuade or otherwise induce any other person or entity which has a business relationship or planned relationship with the Company at any time during Strahan’s engagement to discontinue, reduce or adversely modify such business relationship with the Company, or otherwise attempt to interfere with such business relationship of the Company; or

(c)           make statements or representations, or otherwise communicate, directly or indirectly, in writing, orally, or otherwise, or take any action which may, directly or indirectly, disparage the Company or any of its subsidiaries or affiliates or their respective officers, directors, employees, advisors, businesses or reputations.

8.            Equitable Relief. In the event of any breach of the covenants contained in paragraphs 6 and 7, the parties agree that this Agreement may be enforced by a decree of specific performance or an injunction, in addition to all other relief available to the Company, including damages.

9.            Return of Company Property. Strahan shall return all property belonging to the Company (including, but not limited to, any Company-provided laptops, computers, cell phones, wireless electronic mail devices or other equipment, or documents and property belonging to the Company) that are in his possession and control immediately upon the termination of this Agreement.

10.          Notices. Every notice relating to this Agreement shall be in writing, and shall be mailed to or delivered to the party for whom it is intended at such address as may from time to time be designated by it in a notice mailed or delivered to the other party as herein provided, including via e-mail, provided that, unless and until some other address be so designated, all notices or communications by Strahan to the Company shall be mailed, e-mailed or delivered to the Company at its principal offices, and all notices or communications by the Company to Strahan may be given to Strahan personally or may be mailed to Strahan at his last known street or e-mail address, as reflected in the Company’s records.

11.          Entire Agreement; No Amendment. As of the Effective Date, this Agreement contains the entire understanding between the parties hereto with respect to the subject matter hereof, and supersedes any prior understandings, agreements or representations, written or oral, relating to the subject matter hereof. The terms of this Agreement may not be amended or modified unless done so in writing and signed by the Company and Strahan.

12.          Assignment. The rights and benefits of the Company under this Agreement shall be transferable, and all covenants and agreements hereunder shall inure to the benefit of and be binding on the Company and its successors or assigns. This Agreement may not be assigned by Strahan.

13.          Governing Law. This Agreement is to be construed under the laws of the State of Texas.

14.          Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, and the counterparts together constitute one and the same agreement, notwithstanding that all of the parties are not signatory to the original or the same counterpart.

15.          No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the Company and Strahan to express their mutual intent, and no rule of law or contract interpretation that provides that in the case of ambiguity or uncertainty a provision should be construed against the draftsperson will be applied against any party hereto. The provisions of this Agreement shall be construed according to their fair meaning and neither for nor against any party hereto irrespective of which party caused such provisions to be drafted. Each of the Company and Strahan acknowledges that it or he has been represented by an attorney or advised to seek the advice of an attorney in connection with the preparation and execution of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Consulting Agreement to be executed as of the latest date written below.

MSAI OPERATING, INC.

By:	/s/ Stuart V Flavin III
Stuart V Flavin III (Trip), Director

Dated:11-26-2024

INFRARED CAMERAS, INC.

By:	/s/ Stuart V Flavin III
Stuart V Flavin III (Trip), Director

Dated:11-26-2024

GARY STRAHAN

/s/ Gary Strahan
Gary Strahan

Dated: 11-26-2024